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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                              Condor Capital, Inc.
                              --------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    206763302
                                    ---------
                                 (CUSIP Number)

                                January 20, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206763302


     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only). Robert D Hirsekorn

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)

     3.   SEC Use Only


     4.   Citizenship or Place of Organization   United States


Number of              5.   Sole Voting Power  88,120
Shares
Beneficially           6.   Shared Voting Power  zero
Owned by
Each Reporting         7.   Sole Dispositive Power  88,120
Person With
                       8.   Shared Dispositive Power  zero


     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 88,120

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (11) .5%

     12.  Type of Reporting Person (See Instructions) IN

CUSIP NO. 206763302


                 INFORMATION SHEET FOR SCHEDULE 13G, AMENDMENT 1
                 -----------------------------------------------


Item 1(a). Name of Issuer: Condor Capital, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 8891 East Easter
           Place, Englewood, Colorado 80112

Item 2(a). Name of Person Filing: Robert D. Hirsekorn

Item 2(b). Address of Principal Business Office or, if none, Residence: 8891
           East Easter Place, Englewood, Colorado 80112

Item 2(c). Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, No Par Value

Item 2(e). CUSIP Number: 206763302

Item 3:    Filings Pursuant to Rules 13d-1(b) or 13d-2(b): Not applicable

Item 4(a). Ownership: Beneficial Ownership, 88,120 shares

Item 4(b). Percent of Class, 0.5%

Item 4(c). Sole Power to vote and dispose: 88,120 shares; Shared Power to vote or dispose: zero shares

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership on Behalf of Another Person: Not applicable

Item 7.   Identification of Subsidiary: Not applicable

Item 8.   Identification of Group Members: Not applicable

Item 9.   Notice of Dissolution of Group: Not applicable

Item 10.  Certification: Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 11, 2000
                                                     -----------------
                                                     Date

                                                     /s/ Robert D. Hirsekorn
                                                     -----------------------
                                                     Signature

                                                     Robert D. Hirsekorn
                                                     -------------------
                                                     Name/Title